January 25, 2013
ATTORNEYS AT LAW
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WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com EMAIL

CLIENT/MATTER NUMBER
034855-0102

Via EDGAR System and E-Mail

Ms. Kimberly A. Browning U.S. Securities and Exchange Commission Division of Investment Management Washington, D.C. 20549
Re:	Ziegler Lotsoff Capital Management Investment Trust (1940 Act File No. 811-21422)
Amended Registration Statement on Form N-1A
Filed November 29, 2012

Dear Ms. Browning:

On behalf of our client, Ziegler Lotsoff Capital Management Investment Trust and its series, the Ziegler Lotsoff Capital Management Long/Short Credit Fund (the “Fund”), set forth below are the Fund’s responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Amended Registration Statement on Form N-1A referenced above (the “Registration Statement”).  The comments were provided by Kimberly Browning, at (202) 551-6974 or browningk@sec.gov.  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments are the Fund’s responses.

If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297-5596.  The Fund is providing in this response letter a copy of the revised disclosure in response to the Staff’s comments.

General Comments

1. In connection with responding to the comments of the Staff, please provide, in writing, a statement from the Fund acknowledging that:

●	the Fund is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

●
Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

●	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Ms. Kimberly A. Browning
U.S. Securities and Exchange Commission
January 25, 2013

Response:  We acknowledge on behalf of the Fund that (1) the Fund, through its officers and directors, is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and (3) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Prospectus

2. Describe in plain English any reference to limitations as provided in the Investment Company Act of 1940 instead of just referencing the Act.

Response:  The Fund will ensure that any such references are described in plain English, as requested.

3. Include the footnote required by Instruction 3(f)(vii) to Item 3 clarifying that Acquired Fund Fees and Expenses (“AFFE”) do not correlate with the information set forth in Item 13. If AFFE are estimated to be less than 0.01%, then indicate this in the footnote on “Other Expenses” and do not include AFFE as a line item.  Otherwise confirm that there are no AFFE.

Response:  The Fund has added the required disclosure to the Prospectus.

“(3) “Acquired Fund Fees and Expenses” are those expenses incurred indirectly by the Fund as a result of acquiring investments in shares of one or more other investment companies.

(4) Total Annual Fund Operating Expenses may not correlate to the “ratio of expenses to average net assets” provided in the Financial Highlights. The information in the Financial Highlights reflects the operating expenses of the Fund and does not include Acquired Fund Fees and Expenses.”

4. Revise the footnote on the expense reimbursement to indicate that the contractual waiver lasts for a year.  In this same footnote, revise the disclosure to indicate that dividend expense relating to short sales is excluded from the waiver.

Ms. Kimberly A. Browning
U.S. Securities and Exchange Commission
January 25, 2013

Response:  The Fund has added the requested disclosure to the footnote.

“Pursuant to a contractual fee waiver and reimbursement agreement, the investment adviser will reimburse the Long/Short Fund for Expenses related to the Investor Class Shares in excess of 1.10% and Institutional Class shares in excess of 0.95%, excluding taxes, interest charges, litigation and other extraordinary expenses, acquired fund fees and expenses, interest and dividend expense relating to short sales, borrowing costs, extraordinary expenses and brokers’ commissions and other charges relating to the purchase and sale of the Long/Short Fund’s portfolio securities.  To the extent any such excluded expenses were incurred, the Long/Short Fund would incur total annual fund operating expenses after expense reimbursement greater than the applicable expense limitation.  The Long/Short Fund’s investment adviser (without the approval of the Board of Trustees) is entitled to recoup the amounts provided for in the fee waiver and reimbursement agreement for a period of up to three years following the fiscal year in which the adviser reduced its compensation and/or assumed expenses for the Long/Short Fund, provided that the total operating expenses of the Long/Short Fund, including the recoupment, do not exceed the established cap on expenses for that year.  During the first year, only the Board of Trustees may terminate the agreement.  The agreement will not be terminated prior to January 31, 2014.”

5. Revise the footnote on “Other Expenses” for the Institutional Class to indicate that the fees are based on estimated expenses for the current fiscal year.

Response:  The Fund has revised the disclosure as requested.

“(1) Other expenses for Institutional Class shares are based on estimated expenses for the current fiscal year.”

6. With regard to the Fund’s compliance with Rule 35d-1(a)(2) under the Investment Company Act of 1940, please revise the disclosure to indicate that at least 80% of the Long/Short Fund’s net assets (plus borrowings for investment purposes) will be invested in U.S. and foreign debt securities consisting of corporate bonds and debentures, securities of real estate investment trusts that invest principally in mortgages and fixed income securities, securities of closed-end funds and exchange-traded funds that invest principally in fixed income securities, and preferred and convertible securities that the Long/Short Fund’s investment adviser believes have debt-like characteristics, both investment and non-investment grade credit quality.

Response:  The Fund has revised the disclosure as requested.

“In normal market conditions, at least 80% of the Long/Short Fund’s net assets (plus borrowings for investment purposes) will be invested in U.S. and foreign debt securities consisting of corporate bonds and debentures, securities of real estate investment trusts that invest principally in mortgages and fixed income securities, securities of closed-end funds and exchange-traded funds that invest principally in fixed income securities, and preferred and convertible securities that the Long/Short Fund’s investment adviser believes have debt-like characteristics, both investment and non-investment grade credit quality.”

Ms. Kimberly A. Browning
U.S. Securities and Exchange Commission
January 25, 2013

7. In accordance with guidance from the SEC that was released in a July 2010 Letter to the Investment Company Institute re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010) (the “Derivatives Disclosure Letter”), in general, a fund should disclose: (i) the types of derivatives that the fund may use to achieve its investment objective or related principal investment strategy; (ii) the purpose for which or how those derivatives are used to achieve the fund's investment objective or related principal investment strategy; and (iii) the attendant risks.  Please confirm that the Fund has complied with the Derivatives Disclosure Letter, and confirm that total return swaps are not among such investments for the Fund.  To the extent that the Fund invests in options, futures, other derivatives, or similar investments or engages in short sales, please confirm that the Fund will comply with the applicable asset segregation requirements of no-action letters issued by the SEC and SEC Release 10666.

Response:  The Fund has reviewed its derivatives disclosure in light of the Derivatives Disclosure Letter and the Fund believes that such disclosure is consistent with the guidance set forth in that Letter.  The Fund confirms that total return swaps are not among the type of derivatives that the Fund will use to achieve its investment objective or related principal investment strategy.  To the extent that the Fund invests in options, futures, other derivatives, or similar investments or engages in short sales, the Fund will comply with the applicable asset segregation requirements of no-action letters issued by the SEC and SEC Release 10666.

8. Supplementally, please explain why the Fund has not adopted market timing policies and procedures.

Response:  The Fund is aware that frequent purchases and redemptions of shares of the Fund by a shareholder may harm other shareholders by interfering with the efficient management of the Fund’s portfolio, increasing brokerage and administrative costs, and potentially diluting the value of their shares.  However, based on the experience of the Fund’s investment adviser, and after discussion and review of the likelihood of frequent trading being problematic for the Fund, the Fund’s Board of Directors has determined not to adopt policies and procedures that discourage frequent purchases and redemptions of shares of the Fund because it does not believe frequent trading will be problematic for the Fund.  Indeed, the Fund currently is not experiencing, and has not experienced, frequent purchases and redemptions of shares that are disruptive to the Fund.

The officers of the Fund receive reports on a regular basis as to purchases and redemptions of shares of the Fund and review these reports to determine if there is any unusual trading in shares of the Fund.  The officers of the Fund will report to the Board of Directors any such unusual trading in shares of the Fund that is disruptive to the Fund.  In such event, the Fund’s Board of Directors may reconsider its decision not to adopt policies and procedures.

Ms. Kimberly A. Browning
U.S. Securities and Exchange Commission
January 25, 2013

Statement of Additional Information

9. Supplementally, please confirm that all principal investment strategies and risks are included in the Fund’s Prospectus.

Response:  The Fund confirms that all principal investment strategies and risks are included in the Fund’s Prospectus.

10. Item 16(b) of Form N-1A requires that a fund describe its non-principal investment strategies and the risks of those strategies in the Statement of Additional Information (“SAI”).  If a fund also discusses principal investment strategies and risks in the SAI, it should do so in a manner that distinguishes them from non-principal strategies and risks (for example, add distinguishing headings or subheadings).  Accordingly, please ensure that the Fund discloses its non-principal investment strategies and their risks separately from the Fund’s principal investment strategies and their risks.  Also, confirm in your response letter that all of the Fund’s non-principal investment strategies and risks are described in the SAI in compliance with Item 16(b) of Form N-1A or revise the disclosure as appropriate.

Response:  It is the Fund’s belief that all of the non-principal investment strategies and risks of the Fund are appropriately described in the SAI, and are appropriately distinguished from the principal investment strategies and risks through headers and sub-headers.

* * *

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer